MBH
Monex Beans Holdings, Inc.

RECEIVED

File No. 82-34933
Februrary 19, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
U.S.A.

07021172

SUPPL

Re: Monex Beans Holdings, Inc. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of news releases announced Jan.11 to Jan.24, 2007 as listed in Annex A.

If you have any further questions or requests for additional information please do not hesitate to contact Mina Kanai at 011-813-6212-3750(telephone) or 011-813-3808(facsimile).

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

Very truly yours,

Monex Beans Holdings, Inc.

By ______________
Name: Oki Matsumoto
Title: President & CEO

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1,Marunouchi,Chiyoda-ku Tokyo 100-6219,Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

MBH
Monex Beans Holdings, Inc.

Annex A

Enclosures and attachment

1. Announcement of Launching "Monex Asset Planning Fund"
2. Announcement of Launch of and Start Placement of "Monex Asset Planning Fund"
3. Announcement regarding "Minna-no Kabushiki (Stock for Everyone)", the Community Web Platform for Individual Investors
4. Monex, Inc. to Start Monex FX Pro Services
5. Start of M&A Advisory Services
6. Monex, Inc. to Establish New Fees for Internet Trading by Mobile Phone

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

MBH
Monex Beans Holdings, Inc.

Announcement of Launching "Monex Asset Planning Fund"

TOKYO, January 11, 2007 -- Monex Beans Holdings, Inc. announces that that its subsidiary Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto) will launch "Monex Asset Planning Fund (available in two types: 're-investment type' and 'bi-monthly dividend payment type') ", an open-end stock investment trust/balanced fund, as announced in a separate press release jointly released with DLIBJ Asset Management Co., Ltd. ("DIAM"; Head Office: Chiyoda-ku, Tokyo; President & CEO: Rikio Nagahama) .

The Monex Beans Holdings Group including Monex has made efforts to expand services for investment beginners through the installation of the "*First Time Dial*" phone number dedicated for investment beginners, provision of a variety of seminars in order to provide investors with investment knowledge and know-how, the e-learning service "Monex Campus", and the weekly series of articles titled "Monex Money Seminar" on the Asahi Shimbun Newspaper.

"Monex Asset Planning Fund" to be launched is a balanced fund dedicated for Monex and managed by DIAM. The fund, which will be included in the lineup of our investment products for investment beginners, was created in response to the voice of many customers: "We know we have to invest, but we don't know which products we should invest in". In addition, the fund is also designed to satisfy more experienced investors, as the basic asset allocation ratio is determined based on advice provided by Ibbotson Associates Japan (Head Office: Chiyoda-ku, Tokyo; President: Katsunari Yamaguchi), the investment consulting firm specializing in consulting on optimum asset allocation.

Moreover, the fund is available in two types: "re-investment type" emphasizing the growth in trust assets, and "bi-monthly dividend payment type" emphasizing receipt of regular payment of dividends, in order to meet asset design needs of a wide variety of customers ranging from those in their 20s-40s who need to build up their assets to baby-boomers and other age groups who are in the stage of using the assets they have built.

Going forward, the Monex Group will continue its efforts to develop and provide products and services friendly to investment beginners.

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Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

DLIBJ Asset Management Co., Ltd.
Rikio Nagahama, President & CEO

Monex Beans Holdings, Inc.
Oki Matsumoto, President & CEO

Announcement of Launch of and Start Placement of "Monex Asset Planning Fund"

TOKYO, January 11, 2007 -- Monex Beans Holdings, Inc. announces that DLIBJ Asset Management Co., Ltd. ("DIAM"; Head Office: Chiyoda-ku, Tokyo; President & CEO: Rikio Nagahama) and Monex Beans Holdings, Inc.'s subsidiary Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto) will launch a new fund as detailed below:

The name of the fund to be newly launched on Friday, January 26, 2007 is "Monex Asset Planning Fund (available in "re-investment type" and "bi-monthly dividend payment type")", an open-end stock investment trust/balanced fund.

The fund is a balanced fund managed by DIAM and dedicated for Monex. The fund is designed under the concept of developing a product that serves as the first step for investment beginners who will start managing their assets. The fund has four main features as follows:

(1) The fund diversifies investments in 6 global asset classes (domestic and overseas equities, bonds, and REITs) through passive funds (mother funds) aimed at achieving investment performance linked to indices that represent markets of respective asset classes.

(2) The determination of the basic asset allocation ratio is advised by Ibbotson Associates Japan (Head Office: Chiyoda-ku, Tokyo; President: Katsunari Yamaguchi), the Japanese arm of Ibbotson Associates (see below), an investment consulting firm that earns high reputation in providing consulting services and databases for many asset management firms and financial institutions worldwide.

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

(3) With both subscription fee and redemption commission free of charge and management fee of below 1% p.a. (0.9975% p.a. or 0.95 p.a. excluding tax) of the total amount of trust assets, the fund has achieved low-cost structure only available at an on-line brokerage such as Monex.

(4) The fund is available in two types: "re-investment type" that emphasizes the growth of trust assets and "bi-monthly dividend payment type" that emphasizes regular receipt of dividends.

The fund is designed not only to cater to investment beginners with the ease of understanding but also to satisfy well experienced investors. We hope that the fund will help individual investors who intend to build and manage their assets over a long term.

<Reference>

About Ibbotson Associates

Ibbotson Associates was founded in 1977 in Chicago, U.S. by Roger G. Ibbotson, professor at Yale School of Management, who pioneered experimental study of diversified investment effect based on long-term investment returns data. The firm has earned high reputation from many asset management firms and financial institutions in Japan, the U.S. and worldwide in such areas as investment returns databases, expected return/risk estimation, and model portfolio planning.

Number of clients (in consulting agreement):

Approx. 200 corporations *1 (including leading banks, brokerages, and insurance companies). Of which, Ibbotson Associates advises 26 corporations on their investments in funds of funds and 401k schemes (Amount of assets: Approx. US$10.7 billion *2

*1: As of December 31, 2006; *2: As of December 31, 2005

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Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement regarding "*Minna-no Kabushiki* (Stock for Everyone)", the Community Web Platform for Individual Investors

TOKYO, January 23, 2007 -- Monex Beans Holdings, Inc. announces that its subsidiary Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto) has agreed in principle to participate in "*Minna-no Kabushiki* (Stock for Everyone)", the community web platform for individual investors scheduled to be launched by Masstune Inc. ("Masstune"; Head Office: Bunkyo-ku, Tokyo; President and CEO: Ken Uryu).

Anticipating an increase in individual investors and the diffusion of community-type websites, Masstune is working to launch "*Minna-no Kabushiki*", the SNS-style community website where individual investors can provide and gather information on stock investment, as early as spring 2007, while widely seeking brokerage firms sharing the concept.

In support of the concept of launching the community website by Masstune, Monex will participate in "*Minna-no Kabushiki*" and through the participation it hopes to offer individual investors a new venue for communication.

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Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH

Monex Beans Holdings, Inc.

Monex, Inc. to Start Monex FX Pro Services

TOKYO, January 23, 2007 -- Monex Beans Holdings, Inc. announces that Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto), a subsidiary of Monex Beans Holdings, Inc., will begin providing a new margin foreign exchange trading service, Monex FX Pro, as described below.

Monex began offering the Monex FX service in 2003, which is currently being used by approximately 46,000 customers. Monex FX Pro is being introduced as part of efforts to further expand the range of available services. Monex FX Pro will make more sophisticated transactions possible, and believe it will satisfy customers desiring active FX transactions.

Following the introduction of the new service, Monex will respond to the needs and trading styles of customers through the two services of Monex FX and Monex FX Pro.

1. Service Summary

- Trading will be offered in 21 currency pairs. Such new currencies as the Hong Kong dollar (HKD), Singapore dollar (SGD), and South African rand (ZAR) will be added, and trading between foreign currency pairs will be expanded.

- Monex FX Pro will offer a margin ratio of 5% and the ability to leverage up to 20 times initial deposits.

- Other enhancements will include one-click trading from a list of FX rates and trailing stop orders where the stop price trails after the market price.

- Monex FX Pro will also offer an integrated price board permitting timely margin FX trading with immediate access to rate view, charting, and summary client account information on a single screen.

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

Monex FX Pro is a service offered in partnership with Saxo Bank.[1] A Monex FX Pro account must be opened to use the service.

2. Scheduled Start of Service

The Monex FX Pro service is expected to start in late February 2007.

3. Solicitation of Service Evaluators

In advance of the start of service in late February, selected clients will be able to evaluate the service from Monday, January 29.

Supplement:

	Monex FX	Monex FX Pro
Maximum leverage	10 to 12 times (depending on the currency pair)	20 times
Currency pairs	8	21
Currencies	8	11
Minimum trading currency unit	1,000	1,000
Risk management	At the account level (maintenance margin requirement between 20% and 50%)	Stop order required for each position

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[1]. Saxo Bank is an investment bank headquartered in Copenhagen, the capital of Denmark. It is supervised by Denmark's Ministry of Finance. Denmark is a member of the European Union, and Saxo Bank is governed by EU regulations on bank management. Saxo Bank was established in 1992, all banking operations were registered in 2001, and the bank is licensed as an EU bank. The bank currently offers foreign exchange, stock (physical and derivative), and futures trading services through the Internet to investors in more than 115 countries in such regions as Europe, the Middle East, the Asia-Pacific region, and the United States.

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Start of M&A Advisory Services

TOKYO, January 24, 2007 -- Monex Beans Holdings, Inc. announces that WR Hambrecht & Co Japan, Inc. ("WRH Japan"; President: Oki Matsumoto), an affiliated company of Monex Beans Holdings, Inc., has decided today to make a private offering of shares to DBJ Value Up Fund[1] and has begun merger and acquisition (M&A) advisory services.

1. The Objective of the Start of M&A Advisory Services and the Capital Increase

With the progress of globalization, heightened international competition, deregulation, and the development of legal frameworks, mergers and acquisitions and management buyouts have increased significantly in Japan in recent years both in value and number as companies seek to restructure operations and strengthen management foundations. Given these circumstances, Monex Beans Holdings has positioned M&A advisory services as an important pillar of business with the view of responding to corporate needs and of diversifying the revenue sources of group companies. We have therefore decided to offer M&A advisory services through our affiliate, WRH Japan, to provide solutions for all financial and strategic issues faced by companies.

With the start of this service, we will make a private offering of shares to DBJ Value Up Fund that is known for its network and deal identification capabilities. We have welcomed Mr. Toru Mio (Representative Director, Asuka DBJ Partners LPS) with expertise in M&As as an external board member of WRH Japan. We will also collaborate with WR Hambrecht + Co., LLC (U.S.), to actively engage in "in-in" deals (mergers and acquisitions between Japanese companies) as well as in "out-in" deals (mergers with or acquisitions of Japanese companies by foreign companies) and "in-out" deals (mergers with or acquisitions of foreign companies by Japanese companies).

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[1] DBJ Value Up Fund is a voluntary partnership founded by DBJ Business Investment Co., Ltd., a wholly owned subsidiary of the Development Bank of Japan, and by the Development Bank of Japan.

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

WRH Japan will also continue the research and study of OpenIPO®[2], a price-setting mechanism for IPOs using a Dutch auction method, with the view of eventually implementing it in Japan.

2. Date of Offering of Private Shares
January 31, 2007

3. Summary of WR Hambrecht & Co Japan, Inc.

a)	Name	WR Hambrecht & Co Japan, Inc.
b)	Main business areas	M&A advisory services, research and study of OpenIPO®
c)	Established	September 21, 2005
d)	Location of head office	11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
e)	Representative	Oki Matsumoto, President
f)	Paid-in capital and capital reserve	Total of ¥22 million (following the private placement referred to above)
g)	Shareholder structure and shareholding ratio	Monex Beans Holdings, Inc.: 25.0% WR Hambrecht + Co., LLC: 25.0% Zenshin Capital Partners II, L.P.: 25.0% DBJ Value Up Fund: 25.0%

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[2] OpenIPO® is a registered trademark of WR Hambrecht + Co., LLC

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Monex, Inc. to Establish New Fees for Internet Trading by Mobile Phone

TOKYO, January 24, 2007 -- Monex Beans Holdings, Inc. announces that Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto), a subsidiary of Monex Beans Holdings, Inc., has established new transaction fees for internet trading by mobile phone as described below, which will take effect starting with trades placed on January 29, 2007.

Only a limited amount of information on stocks can be viewed from mobile phones compared to the range of information available on PCs. Monex has revised its internet stock trading fees and has established a minimum fee of ¥105 (including tax) for orders placed by mobile phones.

In recent years, a growing number of individual investors are investing in stocks through on-line trading. Some, however, do not have access to PCs during stock trading hours, making it difficult for them to trade through the internet. Monex intends to expand mobile-phone trading services to enable such people to participate in internet trading.

Fee structure (tax included) for mobile-phone internet transactions (physical transactions and margin transactions)

	Current (same as PC orders)	New fee
Fee per transaction	Market orders: 0.105% of contract amount (minimum fee of ¥1,050)	0.105% for both market and limit orders (minimum fee of ¥105)
	Limit orders: 0.1575% of contract amount (minimum fee of ¥1,575)	
Flat daily fee	¥2,625 for any number of transactions (per contract amount of ¥3 million)	

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Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

END